Exhibit 99.1

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
1 Shuanghu Development Zone
Xinzheng City
Zhengzhou, Henan Province
China, 451191
________________________________________

NOTICE OF 2014 ANNUAL MEETING OF MEMBERS
To Be Held On November 5, 2014

Dear Member:

The 2014 Annual Meeting of Members (the “Meeting”) of China Gerui Advanced Materials Group Limited, a British Virgin Islands company (the “Company”), will be held on Wednesday, November 5, 2014, at 10:00 a.m., local time, at 1 Shuanghu Development Zone, Xinzheng City, Zhengzhou, Henan Province, China, 451191 for the following purposes:

1.	To elect two Class II Directors to hold office for a term of three years and until their successors have been duly elected or until each such person shall resign, be removed or otherwise leave office;

2.	To ratify the appointment of UHY Vocation HK CPA Limited (“UHY”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014; and

3.	To authorize the Company’s Board of Directors to effect a share combination of all of our outstanding ordinary shares, at a ratio not to exceed one-for-twenty;

All shareholders of record of shares of the Company at the close of business on September 23, 2014 are entitled to notice of, and vote on the matters to be acted on at, the Meeting and any adjournment.

You are cordially invited to attend the Meeting.

A Proxy Statement describing the matters to be considered at the Meeting is attached to this Notice.  Our 2013 Annual Report accompanies this Notice, but it is not deemed to be part of the Proxy Statement.

If you plan to attend the Meeting, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Meeting, please follow the instructions contained in the Notice of Internet Availability of Proxy Materials that is being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Meeting and vote in person.

By Order of the Board of Directors,
/s/ Mingwang Lu
September 26, 2014	Chairman and Chief Executive Officer

YOUR VOTE IS IMPORTANT

It is important that your shares are represented at the Meeting. We urge you to review the attached Proxy Statement and, whether or not you plan to attend the Meeting in person, please vote your shares promptly by casting your vote via the Internet or, if you receive a full set of proxy materials by mail or request one be mailed to you, and prefer to mail your proxy or voter instructions, please complete, sign, date, and return your proxy or vote instruction form in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote over the Internet or by mail before the Meeting, or by voting in person at the Meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON NOVEMBER 5, 2014

This Notice and Proxy Statement and our 2013 Annual Report are available online at https://www.iproxydirect.com/chop

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
1 Shuanghu Development Zone
Xinzheng City
Zhengzhou, Henan Province
China, 451191
__________

PROXY STATEMENT
__________

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors of China Gerui Advanced Materials Group Limited, a British Virgin Islands company (the “Company,” “China Gerui” or “we”), for the 2014 Annual Meeting of Members (the “Meeting”).  The Meeting is to be held at 10:00 a.m., local time, on Wednesday, November 5, 2014, and at any adjournment or adjournments thereof, at 1 Shuanghu Development Zone, Xinzheng City, Zhengzhou, Henan Province, China, 451191.

We first send or make these proxy materials available to shareholders on or about September 26, 2014.

GENERAL INFORMATION
Purpose of Meeting

The purposes of the Meeting are to seek shareholder approval of three proposals: (i) to elect two Class II Directors to the Board of Directors of the Company (the “Board”) to hold office for a term of three years and until their successors have been duly elected or until each such person shall resign, be removed or otherwise leave office, (ii) to ratify the appointment of UHY as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014 and (iii) to authorize the Company’s Board of Directors to effect a share combination of all of our outstanding ordinary shares, no par value (the “Ordinary Shares”), at a ratio not to exceed one-for-twenty.

Who May Vote

Only shareholders of record of our Ordinary Shares, as of the close of business on September 23, 2014 (the “Record Date”) are entitled to notice and to vote at the Meeting and any adjournment or adjournments thereof.

A list of shareholders entitled to vote at the Meeting will be available at the Meeting and for ten days prior to the Meeting, during office hours, at the executive offices of the Company at 1 Shuanghu Development Zone, Xinzheng City, Zhengzhou, Henan Province, China, 451191 by contacting the Secretary of the Company.

The presence at the Meeting of at least 2 members present in person or by proxy or (in the case of a member being a corporation) by its duly authorized representative representing not less than one-third of the outstanding Ordinary Shares as of the Record Date, in person or by proxy, is required for a quorum.  Should you submit a proxy, even though you abstain as to one or more proposals, or you are present in person at the Meeting, your shares shall be counted for the purpose of determining if a quorum is present.

Broker “non-votes” are included for the purposes of determining whether a quorum of shares is present at the Meeting.  A broker “non-vote” occurs when a nominee holder, such as a brokerage firm, bank or trust company, holding shares of record for a beneficial owner does not vote on a particular proposal because the nominee holder does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Each holder of Ordinary Shares on the Record Date is entitled to one vote for each share then held on all matters to be voted at the Meeting.  No other class of voting securities was then outstanding.

Quorum and Votes Required

A quorum is required to transact business at the Meeting. We will have a quorum and be able to conduct the business of the Meeting if at least two shareholders holding one-third or more of the shares entitled to vote are present at the Meeting, either in person or by proxy.  All of the proposals require the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal.  In the event that there are not sufficient votes for a quorum, the Meeting may be adjourned in order to permit the further solicitation of proxies.

Voting Your Proxy

You may vote using any of the following methods:

●
By Internet.  If you have Internet access, you may submit your proxy via the Internet by following the instructions provided in the Notice of Internet Availability of Proxy Materials that is being mailed to you (the “Notice”), or if you received a printed version of the proxy materials by mail, by following the instructions provided with your proxy materials and on your proxy card or voting instruction card.  You may submit your vote over the Internet until 11:59pm (EST) on November 3, 2014.

●
By Telephone.  If you received printed proxy materials, you may submit your proxy by telephone by following the instructions provided on your proxy card or voting instruction card. If you received a Notice, you may submit your proxy by telephone after accessing the proxy materials via the Internet.  Voting by telephone is not available to persons outside of the United States.

●	By Fax. If you received printed proxy materials, you may submit your proxy by fax by following the instructions provided on your proxy card or voting instruction card.

●
By Mail.  You may also submit your proxy by mail by signing your proxy card if your shares are registered or, for shares held beneficially in street name, by following the voting instructions included by your stockbroker, trustee or nominee, and mailing it in the envelope provided. If you provide specific voting instructions, your shares will be voted as you have instructed.

●
In person at the Meeting. You may also vote in person at the Meeting. If your shares are held through a broker, trust, bank, or other nominee, please refer to the Notice of Internet Availability of Proxy Materials mailed to you and any other information forwarded to you by such holder of record to obtain a valid proxy from it. You will need to bring this legal proxy with you to the Meeting in order to vote in person.

     The shares represented by any proxy duly given will be voted at the Meeting in accordance with the instructions of the shareholder. If you are a registered holder and no specific instructions are given the shares will be voted FOR all of the proposals. If you are a beneficial holder (i.e., you hold your shares through a bank or broker), the shares will be voted FOR ratification of UHY as the Company’s independent registered public accounting firm, and will be deemed broker non-votes as to the other proposals.  Broker non-votes will not affect the outcome of these matters.

Revoking Your Proxy

You may change your proxy instructions at any time prior to the vote at the Meeting. For shares held directly as the shareholder of record, you may accomplish this by granting another proxy that is properly signed and bears a later date, by sending a properly signed written notice to our Corporate Secretary or by attending the Meeting and voting in person. To revoke a proxy previously submitted through the Internet, you may simply vote again at a later date, using the same procedures, in which case your later submitted vote will be recorded and your earlier vote revoked. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you change your proxy instructions as described above. For shares held beneficially by you, you may change your vote by submitting new voting instructions to your broker or nominee.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders.  Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners.  We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone.  The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

Interest of Officers and Directors in Matters to Be Acted Upon

None of the Company’s officers or directors has any interest in any of the matters to be acted upon, except to the extent that a director is named as a nominee for election to the Board of Directors.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

The Board is responsible for establishing broad corporate policies and monitoring the overall performance of the Company.  It selects the Company’s executive officers, delegates authority for the conduct of the Company’s day-to-day operations to those officers, and monitors their performance.  Members of the Board are kept informed of the Company’s business by participating in Board and committee meetings, by reviewing analysis and reports, and through discussions with the Chairman and other officers.

Each of the nominees is a current director of the Company, who were elected as our directors in connection with our business combination with China Opportunity Acquisition Corp. on March 17, 2009.  The Amended and Restated Articles of Association of the Company, or the Articles, provide for a classified Board of Directors under which the Board is divided into three classes of directors designated as Class I, Class II and Class III, and that such classes shall be as nearly equal in number as possible.  On August 28, 2014, Mr. Kwok Keung Wong resigned as a Class II director of the Company due to personal reasons.  In order to comply with the Articles, Mr. Yi Lu resigned as a Class III director on September 22, 2014 and the Board immediately elected him as a Class II director effective upon his resignation.  As a result, as Class II directors, Mr. Yi Lu and Mr. Harry Edelson are standing for election at this Meeting.

If, as a result of circumstances not now known or foreseen, any of the nominees is unavailable to serve as a nominee for the office of Director at the time of the Meeting, the holders of the proxies solicited by this Proxy Statement may vote those proxies either (i) for the election of a substitute nominee who will be designated by the proxy holders or by the present Board or (ii) for the balance of the nominees, leaving a vacancy.  Alternatively, the size of the Board may be reduced accordingly.  The Board has no reason to believe that any of the nominees will be unwilling or unable to serve, if elected as a Director.  Proxies submitted on the accompanying proxy card will only be voted for the election of the nominees listed below if they are marked to reflect such votes.

Recommendation of the Board

The Board unanimously recommends a vote FOR the election of the nominees listed below.

Vote Required

Where the number of persons validly proposed for re-election or election as a director is the same as the number of directors to be elected, the election of each nominee for director requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or by proxy.

Information about Nominees

Set forth below are the names of the nominees, their ages, all current positions and offices that they hold with us, the period during which they have served as such, their business experience during at least the last five years, and the number of years that they will serve if elected and assuming that their respective successors shall have been duly elected and qualified, as of September 26, 2014.

Name	Age	Position	Director Since	Term as Director Upon Election
Harry Edelson	80	Director	2009	Three
Yi Lu	38	Director	2009	Three

Biographical Information and Summary of Qualifications of 2014 Nominees for Director

Mr. Harry Edelson. Mr. Edelson became a member of our Board of Directors on March 17, 2009 and served as COAC’s Chairman of the Board and Chief Executive Officer from its inception to its merger with us in March 2009. Since August 1984, he has been the managing partner of Edelson Technology Partners, which manages a series of four venture capital technology funds, or the Edelson Funds, for ten multinational corporations (AT&T, Viacom, Ford Motor, Cincinnati Bell, Colgate Palmolive, Reed Elsevier, Imation, Asea Brown Boveri and UPS) and two large pension funds. Mr. Edelson previously worked for Merrill Lynch, Drexel Burnham Lambert and CS First Boston. Mr. Edelson is a former president of the Analyst Club, the oldest club on Wall Street, founded in 1925, and is President and a founding member of the China Investment Group LLC, an organization formed to provide a forum to update and exchange its members’ knowledge of China. He has been a member of the Juilliard Council since 2001. Mr. Edelson was honored in the Knesset by receiving the Israel 50th Anniversary Award from the Prime Minister of Israel. Mr. Edelson is a member of The Chinese Business lawyers Association, the Asia Society and the China Cultural Foundation. He is also an advisor to the China Cultural Foundation. He has given numerous speeches in Hong Kong, China and the United States on investing in China. Mr. Edelson received a B.S. from Brooklyn College and an MBA from New York University Graduate School of Business.

Mr. Yi Lu.  Mr. Lu became a member of our Board of Directors on March 17, 2009 and was nominated as the Chief Operating Officer of China Gerui in November, 2011.  Mr. Lu served as the Deputy General Manager of Henan Green since May 2008. From July 2003 to May 2008, he served as General Manager of Henan Green. While with Henan Green, Mr. Lu helped develop 5 series as well as over 20 types of high precision strip steel products. Prior to joining Henan Green, Mr. Lu served as the recording department director of Zhengzhou Television Station. He has been honored as one of the sixth top ten excellent youth of Xinzheng City in June 2005, and elected into the second Union of Youth Committee in April 2006. Mr. Lu graduated from Northwest College in business administration.

Director Recommendations and Nominations

It is the Nominating and Corporate Governance Committee’s policy to consider properly submitted shareholder recommendations (as opposed to a formal nomination) for candidates for membership on the Board.  A shareholder may submit a recommendation for a candidate for membership on the Board by submitting in writing the name and background of such candidate to the Nominating and Corporate Governance Committee, c/o Secretary, China Gerui Advanced Materials Group Limited, 1 Shuanghu Development Zone, Xinzheng City, Zhengzhou, Henan Province, China, 451191.

The Nominating and Corporate Governance Committee will consider a recommendation only if (1) appropriate biographical and background information on the candidate is provided, (2) the recommended candidate has consented in writing to a nomination and public disclosure of the candidate’s name and biographical information, and (3) the recommending shareholder has consented in writing to public disclosure of such shareholder’s name. Required biographical and background information include: (A) the name, age, business address and residence of such person, (B) the principal occupation and employment of such person, and (C) biographical information on the recommended candidate that the recommending shareholder believes supports such candidacy (keeping in mind the criteria discussed below that the Nominating and Corporate Governance Committee considers in making recommendations for nomination to the Board).

The Nominating and Corporate Governance Committee uses a variety of methods for identifying candidates for nomination to the Board.  Although candidates for nomination to the Board typically are suggested by existing directors or by our executive officers, candidates may come to the attention of the Nominating and Corporate Governance Committee through professional search firms, shareholders or other persons.  The process by which candidates for nomination to the Board are evaluated includes review of biographical information and background material on potential candidates by the Nominating and Corporate Governance Committee members, meetings of the Nominating and Corporate Governance Committee members from time to time to evaluate and discuss potential candidates, and interviews of selected candidates by members of the Nominating and Corporate Governance Committee.  Candidates recommended by shareholders (and properly submitted, as discussed below) are evaluated by the Nominating and Corporate Governance Committee using the same criteria as other candidates.  Although the Nominating and Corporate Governance Committee does not have specific minimum qualifications that must be met before recommending a candidate for election to the Board, the Committee does review numerous criteria before recommending a candidate.  Such criteria include: character, integrity, judgment, diversity, independence, skills, education, expertise, business acumen, business experience, length of service, understanding of our business, other commitments and the like.

Qualifications, Attributes, Skills and Experience to be Represented on the Board as a Whole

The Board has identified particular qualifications, attributes, skills and experience that are important to be represented on the Board as a whole, in light of the Company’s current needs and business priorities.  The Company is a NASDAQ-listed company that is a leading niche and high value-added steel processing company that produces specialty steel products in China.  Therefore, the Board believes that a diversity of professional experiences in steel technologies and applications, specific knowledge of key geographic growth areas, and knowledge of U.S. capital markets and of U.S. accounting and financial reporting standards should be represented on the Board.  In addition, the market in which we compete is characterized by or subject to rapid technological change, evolving industry standards, introductions of new products, volatile pricing, materials competing with steel, significant competition, and changes in customer demands that can render existing products obsolete and unmarketable.  Our future success depends upon our ability to address the increasingly sophisticated needs of our customers by introducing enhancements to our existing products and new products on a timely basis that keep pace with technological developments, evolving industry standards, and changing customer requirements, through strong focus on research and development, and by securing necessary investment capital.  Therefore, the Board believes that academic and professional experience in research and development in steel technologies and applications and similar experience in finance should also be represented on the Board.

Although neither the Board nor the Nominating and Corporate Governance Committee of the Board currently has a specific diversity policy, both believe that diversity that exists on the Board provides significant benefits to the Company.  In its evaluation of candidates for membership on the Board, the Nominating and Corporate Governance Committee considers diversity with respect to factors such as gender, age, race, national origin, cultural background and professional experiences.

PROPOSAL NO. 2
RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The consolidated balance sheets of the Company as of December 31, 2013, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2013, were audited by UHY, an independent registered public accounting firm.  Our management believes that they are knowledgeable about our operations and accounting practices and are well qualified to act as our independent registered public accounting firm.  Therefore, our Audit Committee has appointed UHY to act as our independent registered public accounting firm for the year ending December 31, 2014.  We are asking our shareholders to ratify the selection of UHY as our independent registered public accounting firm.  Although ratification is not required by our Articles of Association or otherwise, the Board is submitting the selection of UHY to our shareholders for ratification as a matter of good corporate practice.  In the event our shareholders fail to ratify the appointment, the Audit Committee may reconsider this appointment.

The Company has been advised by UHY that neither the firm nor any of its associates had any relationship with the Company.  Representatives of UHY will be available via teleconference during the Meeting, at which time they may make any statement they consider appropriate and will respond to appropriate questions raised at the Meeting.

Recommendation of the Board

The Board unanimously recommends a vote FOR ratification of the selection of UHY as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014.
Vote Required

The ratification of the appointment of UHY as our independent auditor requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

PROPOSAL NO. 3
APPROVAL OF A SHARE COMBINATION

Background

Our Ordinary Shares are listed on the Nasdaq Global Select Market.  In order for our Ordinary Shares to continue to be listed on the Nasdaq Global Select Market, we must satisfy various listing standards established by Nasdaq.  Among others, Nasdaq Listing Rule 5450(a)(1) requires that listed stocks maintain a closing bid price in excess of $1.00 per share (the “Bid Price Rule”).  In June 2014, we received notice from the Listing Qualifications Department of The NASDAQ Stock Market notifying us that we were not in compliance with the Bid Price Rule because, for the last 30 consecutive business days, the bid price for our Ordinary Shares had closed below $1.00 per share. We were given 180 days, or until December 1, 2014, to regain compliance. If at any time within those 180 days the closing bid price of our Ordinary Shares is equal to or greater than $1.00 for a minimum of 10 consecutive business days, we will be deemed to have complied with the Bid Price Rule.  If we do not regain compliance with the Bid Price Rule by December 1, 2014, but applies for listing on The NASDAQ Capital Market by such date, provided we meet the initial inclusion and continued listing requirements of that market as set forth in Listing Rule 5505 other than the $1.00 per share bid price requirement, and provide the staff of Nasdaq with written notice of our intention to cure the deficiency, the staff of Nasdaq may grant an additional 180 calendar day compliance period to us.

If we do not regain compliance with the Bid Price Rule by December 1, 2014 and is not eligible for an additional compliance period at that time, the staff of Nasdaq will provide written notification to us that our Ordinary Shares are subject to delisting.  At that time, we may appeal the staff’s delisting determination to a Hearings Panel, or the Panel.  We would remain listed pending the Panel’s decision. There can be no assurance that, if we do appeal the delisting determination by the staff to the Panel, that such appeal would be successful.  If a delisting were to occur, trading in our Ordinary Shares in the United States may be conducted, if available, on the Over the Counter market or another medium.

Purpose of the Share Combination

The purpose of the share combination is to increase the market price per share of our Ordinary Shares. Our Board of Directors intends to effect a share combination only if it believes that a decrease in the number of Ordinary Shares outstanding is likely to improve the trading price of our Ordinary Shares and is necessary to continue our listing on the Nasdaq Global Select Market. If the share combination is authorized by our shareholders, our Board of Directors will have the discretion to implement the share combination once during the next 12 months, or effect no share combination at all.

The Board of Directors believes that the delisting of our Ordinary Shares from The NASDAQ Global Market would likely result in decreased liquidity. Such decreased liquidity would result in the increase in the volatility of the trading price of our Ordinary Shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest.  The Board of Directors also believes that such delisting could also cause a loss of confidence of corporate partners, customers and our employees, which could harm our business and future prospects.

In evaluating whether or not to conduct the share combination, the Board of Directors also took into account various negative factors associated with a share combination. These factors include: the negative perception of share combinations held by some investors, analysts and other stock market participants; the fact that the stock price of some companies that have effected share combinations has subsequently declined back to pre-share combination levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share combination.

The Board of Directors considered these factors, and the potential harm of being delisted from The NASDAQ Global Market. The Board of Directors determined that continued listing on The NASDAQ Global Market is in the best interest of the Company and its shareholders, and that the share combination is necessary to attempt to maintain the listing of our Ordinary Shares on The NASDAQ Global Market. As noted above, even if shareholders approve the share combination, we reserve the right not to effect the share combination if our Board of Directors does not deem it to be in the best interests of the Company and its shareholders.

There also can be no assurance that, after the share combination, we would be able to maintain the listing of our Ordinary Shares on The NASDAQ Global Market. The NASDAQ Global Market maintains several other continued listing requirements currently applicable to the listing of our Ordinary Shares.  In addition, shareholders should recognize that if the share combination is effected, they will own a smaller number of Ordinary Shares than they currently own. While we expect that the share combination will result in an increase in the market price of our Ordinary Shares, the share combination may not increase the market price of our Ordinary Shares in proportion to the reduction in the number of Ordinary Shares outstanding or result in a permanent increase in the market price (which depends on many factors, including our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the share combination is effected and the market price of our Ordinary Shares declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the share combination. Furthermore, the liquidity of our Ordinary Shares could be adversely affected by the reduced number of shares that would be outstanding after the share combination.  Accordingly, the share combination may not achieve the desired results that have been outlined above.

Our Board of Directors has requested that shareholders approve an exchange ratio range, as opposed to approval of a specified exchange ratio, in order to give our Board of Directors maximum discretion and flexibility to determine the exchange ratio based, among other factors, upon prevailing market, business and economic conditions at the time. No further action on the part of the shareholders will be required to either effect or abandon the share combination.

If shareholders approve the share combination but no share combination is effected within 12 months after the Meeting, our Board of Directors' authority to effect the share combination will terminate.

Effects of the Share Combination on our Ordinary Shares

The share combination will reduce the number of issued and outstanding shares of our Ordinary Shares and effectively increase the number of authorized and unissued Ordinary Shares available for future issuance.

Since our Ordinary Shares are of no par value, the share combination will not result in a further adjustment of par value. For example, if our Board of Directors implements a one-for-ten share combination of our Ordinary Shares, then a shareholder holding 500 Ordinary Shares, no par value, before the share combination would hold 50 Ordinary Shares, no par value, after share combination.  However, each shareholder's proportionate ownership of the issued and outstanding Ordinary Shares immediately following the effectiveness of the share combination would remain the same.

Proportionate adjustments will be made based on the ratio of the share combination to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our Ordinary Shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of Ordinary Shares being delivered upon such exercise, exchange or conversion, immediately following the share combination as was the case immediately preceding the share combination.  The number of shares deliverable upon settlement or vesting of restricted stock awards will be similarly adjusted, subject to our treatment of fractional shares. The number of shares reserved for issuance pursuant to these securities will be proportionately based upon the share combination ratio, subject to our treatment of fractional shares.

Federal Income Tax Consequences of the Share Combination

The share combination should be a tax-free transaction under the Internal Revenue Code of 1986, as amended, and the holding period and tax basis of the pre-share combination Ordinary Shares will be transferred to the post-share combination Ordinary Shares.

This discussion should not be considered as tax or investment advice, and the tax consequences of the share combination may not be the same for all shareholders. Shareholders should consult their own tax advisors to know their individual federal, state, local and foreign tax consequences.

Fractional Shares

We do not currently intend to issue fractional shares in connection with the share combination.  Therefore, we will not issue certificates representing fractional shares. In lieu of issuing fractions of shares, we will round up to the next whole number.

Recommendation of the Board

Our Board of Directors unanimously recommends a vote FOR approval of a share combination at a ratio, to be established by our Board of Directors in its sole discretion, not to exceed one-for-twenty, or to abandon the share combination.

Vote Required

The approval of the share combination requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

ANNUAL REPORT ON FORM 20-F

We will provide without charge to each person solicited by this Proxy Statement, on the written request of such person, a copy of our Annual Report on Form 20-F, including the financial statements and financial statement schedules, as filed with the SEC for our most recent fiscal year.  Such written requests should be directed to the Secretary of the Company, at our address listed on the top of page one of this Proxy Statement.

OTHER MATTERS

As of the date of this Proxy Statement, the Board has no knowledge of any business which will be presented for consideration at the Meeting other than the proposal included herein.  Should any other matters be properly presented, it is intended that the enclosed proxy will be voted in accordance with the best judgment of the persons voting the proxies.

September 26, 2014	By Order of the Board of Directors

/s/Mingwang Lu
Chairman and Chief Executive Officer